300 North LaSalle Chicago, Illinois 60654

Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

    July 23, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Angie Kim
Lilyanna Peyser

Re:	EveryWare Global, Inc.
Registration Statement on Form S-3
Originally filed June 17, 2013
(SEC File No. 333-189373)

Ladies and Gentlemen:

EveryWare Global, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-3 (File No. 333-189373) (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in your letter dated July 12, 2013 from Mara L. Ransom of the Staff (the “Staff”) of the Commission to John K. Sheppard, Chief Executive Officer of the Company, with respect to the Registration Statement. The text of the Staff’s comment has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. The Company’s responses are as follows:

General

1.

You disclose on pages 15 and 38 that on May 23, 2013, NASDAQ notified you that it determined to delist your securities. Your disclosure also states that you requested a hearing to appeal the decision which stayed the suspension of your common stock and the filing of a Form 25-NSE, pending a decision. According to your Form 8-K filed on July 8,

Hong Kong       London       Los Angeles       Munich       New York       Palo Alto       San Francisco       Shanghai       Washington, D.C.

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2013, it appears this hearing was favorably resolved and the panel issued its determination to continue the company’s listing on The NASDAQ Global Market. Please provide us your analysis as to why you believe you are eligible to file on Form S-3 given the requirements of General Instruction I.B.3 of Form S-3 and Rule 401(a) of Regulation C.

Response:

General Instruction I.B.3 of Form S-3 permits the use of Form S-3 to register offerings for the account of any person other than the issuer, if securities of the same class are listed and registered on a national securities exchange. Pursuant to Rule 401(a) of Regulation C, the form and contents of a registration statement must conform to the form as in effect on the initial filing date of the registration statement. The Company believes that it was eligible to file the Registration Statement on Form S-3 because the Company’s Common Stock was listed and trading on the The NASDAQ Stock Market LLC (“NASDAQ”) on June 17, 2013, the initial filing date of the Registration Statement, and has at all times since that date continued to be listed on NASDAQ.

Although the Company had received a delisting determination from the Staff of the NASDAQ, on May 30, 2013, the Company requested a hearing to appeal the decision before the NASDAQ Hearings Panel (the “Panel”). The hearing stayed the suspension of the Common Stock, and the Common Stock continued to trade on the NASDAQ Capital Market, pending the Panel’s decision. Because the Common Stock was listed and trading on a national securities exchange on the initial filing date of the Registration Statement, the Company believes that it was eligible to file on Form S-3 pursuant to General Instruction I.B.3. A copy of the determination letter from NASDAQ explicitly stating that the appeal would stay the delisting action is being supplementally provided to the Staff as Exhibit A to this letter.

2.	Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears possible that the securities are being offered by or on behalf of the registrant. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. In your analysis and for all securities being registered, please address each of the factors referenced in Interpretive Response 612.09 in our Compliance & Disclosure Interpretations for Securities Act Rules which can be found on our website at www.sec.gov. Please also include in your discussion the calculations for your most recent public float. We may have further comments after reviewing your response. Please see Question 212.15 of our Compliance & Disclosure Interpretations for Securities Act Rules.

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Response:

For the reasons set forth below, the Company believes that the proposed offering is not a primary offering on behalf of the Company and may be registered as a secondary offering pursuant to Rule 415(a)(1)(i) under the Securities Act.

Background

The Company is seeking to register an aggregate of 21,304,598 shares (the “Shares”) of its Common Stock that were acquired by the selling stockholders in several transactions between October 2011 and May 2013, so that the Shares may be offered and sold by the selling stockholders from time to time. The number of Shares the Company is seeking to register has been reduced by 8,736 shares from 21,313,334 shares included in the initial filing because one selling stockholder who was in the initial filing has been removed from the filing.

Company History

The Company was formed in 2011 as ROI Acquisition Corp., a special purpose acquisition company. On February 22, 2012, the Company completed its initial public offering. On May 21, 2013 (the “Closing Date”), the Company consummated a business combination (the “Business Combination”) pursuant to the Business Combination Agreement and Plan of Merger, dated as of January 31, 2013, by and among the Company, ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (“Former EveryWare”), providing for the merger of Former EveryWare into a subsidiary of the Company and the change of the Company’s name to EveryWare Global, Inc. from ROI Acquisition Corp.

Acquisition of the Shares

The selling stockholders acquired their Shares or warrants exercisable for Shares in the following transactions:

1. In October 2011, an affiliate of the Company’s sponsor, Clinton Magnolia Master Fund, Ltd. (the “Sponsor”), purchased 1,875,000 shares of Common Stock (the “Founder Shares”) in a private placement. In July 2012, the affiliate of the Sponsor transferred the Founder Shares to the Sponsor. In April 2012, the Sponsor transferred 12,000 of the Founder Shares to three of the Company’s former directors, and these shares are currently held by Mashburn Enterprises LLC and Messrs. David Burke and Joseph Stein.

2. In February 2012, in connection with the Company’s initial public offering, an affiliate of the Sponsor purchased an aggregate of 4,166,667 warrants (the “Sponsor Warrants”) in a private placement. Subsequently, in July 2012, the affiliate of the Sponsor transferred the Sponsor Warrants to the Sponsor. Following the warrant amendment effected in connection with the Business Combination, the Sponsor Warrants are exercisable for an aggregate of 2,083,334 shares of Common Stock.

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3. In February 2012, in connection with the consummation of the Company’s initial public offering, Thomas Baldwin, the Company’s Vice Chairman, purchased 10,000 units, each unit consisting of one share of Common Stock and a warrant to purchase on share of Common Stock, in a private placement. In connection with the consummation of the Business Combination, the units separated into 10,000 shares of Common Stock (the “Baldwin Shares”) and warrants to purchase 5,000 shares of Common Stock (the “Baldwin Warrants”).

4. On May 21, 2013, immediately prior to the closing of the Business Combination, the Sponsor and Clinton Spotlight Master Fund, L.P. (“Spotlight”), an affiliate of the Sponsor, purchased 1,050,000 and 600,000 shares, respectively, of the Company’s Common Stock (collectively, the “Private Placement Shares”) in a private placement.

5. On May 21, 2013, in connection with the consummation of the Business Combination, the Company issued cash consideration and stock consideration to the former stockholders of Former EveryWare as follows: (i) 12,190,000 shares of Common Stock (the “Merger Consideration Shares”) and (ii) 3,500,000 additional shares of Common Stock which are subject to forfeiture in the event that the trading price of the Common Stock does not exceed certain price targets subsequent to the closing (the “Earnout Shares” and collectively with the Merger Consideration Shares, the “Merger Shares”). The Merger Shares were issued to Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund, L.P., Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. (collectively, the “MCP Funds”) and certain current and former employees of Former EveryWare. Of the Merger Shares, 8,736 shares are not included in the Amendment.

Lock-Up Restrictions

All of the Shares are subject to lock-up restrictions that restrict the transfer of the Shares for specified time periods following the closing of the Business Combination. The Founder Shares and the Baldwin Shares are subject to a lock-up that restricts the transfer of those shares until May 21, 2014 (one year from the Closing Date), except that (i) fifty percent (50%) of such Shares will be released earlier if the closing share price exceeds $12.50 for 20 of 30 consecutive trading days and (ii) the remaining fifty percent (50%) of such Shares will be released earlier if the closing share price exceeds $15.00 for 20 of 30 consecutive trading days within one year of closing of the Business Combination. The Sponsor Warrants and the Baldwin Warrants were subject to a lock-up restriction that restricted the transfer of the Shares underlying those warrants until June 20, 2013 (30 days from the Closing Date). The Merger Shares and the Private Placement Shares are subject to a lock-up that restricts the transfer of those Shares until November 17, 2013 (180 days following the Closing Date or, the “Merger Lock-up Period”),

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except that those shares will be released earlier if the last sales price of the Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30 trading day period commencing at least 90 days after the Closing Date. The Shares may be released from the respective lock-up restrictions early, including upon the consummation of a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of the Common Stock having the right to exchange their shares of the Common Stock for cash, securities or other property. The Merger Shares and the Private Placement Shares may also be released from the lock-up restrictions early with the consent of the Audit Committee of the board of directors of the Company (the “Audit Committee”).

Earnout Provisions

Certain of the Founder Shares and all of the Earnout Shares are subject to complete or partial forfeiture if the trading price of the Common Stock does not exceed certain price targets following the closing of the Business Combination. 284,091 of the Founder Shares are subject to complete or partial forfeiture if the trading price of the Common Stock following consummation of the Business Combination does not exceed $15.00 per share for any 20 trading days within any 30 trading day period within five years following the Closing Date, and 267,380 of the Founder Shares are subject to complete or partial forfeiture if the trading price of the Common Stock following consummation of the Business Combination does not exceed $12.50 per share for any 20 trading days within any 30 trading day period within five years following the Closing Date. The 3,500,000 Earnout Shares are subject to complete or partial forfeiture if the trading price of the Common Stock does not exceed certain price targets following the closing of the Business Combination. On July 15, 2013, 1,000,000 of the Earnout Shares vested and became nonforfeitable because the last sale price of the Common Stock exceeded $11.00 per share for 20 trading days within a 30 day trading period. In the event the last sale price of the Common Stock does not equal or exceed $12.50 per share for any 20 trading days within at least one 30 trading day period on or prior to the fifth anniversary of the Closing Date, each Former EveryWare stockholder will forfeit any and all rights to a pro rata portion (as amongst the Former EveryWare stockholders and their permitted transferees) of 1,250,000 of the remaining Earnout Shares issued to the Former EveryWare stockholders at the closing of the Business Combination. Similarly, in the event the last sale price of the Common Stock does not equal or exceed $15.00 per share for any 20 trading days within at least one 30 trading day period on or prior to the fifth anniversary of the Closing Date, each Former EveryWare stockholder will forfeit any and all rights to a pro rata portion (as amongst the Former EveryWare stockholders and their permitted transferees) of the other 1,250,000 of the remaining Earnout Shares issued to the Former EveryWare stockholders at the closing of the Business Combination. Once the Earnout Shares are earned, the shares remain subject to the lock-up restrictions described above.

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Registration Rights

All of the Shares included in the Registration Statement are “registrable securities” subject to an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), entered into among the Company and the selling stockholders upon the closing of the Business Combination and the Private Placement. Pursuant to the Registration Rights Agreement, the Company agreed to use its reasonable best efforts to file the Registration Statement covering the resale of all of the Shares as promptly as practicable, but in any event prior to the expiration of the Merger Lock-up Period. The Company filed the Registration Statement to comply with the provisions set forth in the Registration Rights Agreement.

Public Float

As of July 15, the Company had 22,045,373 shares of Common Stock outstanding, of which the Company believes approximately 3,286,874 shares, or approximately 14.9% of the outstanding shares of Common Stock, are held by non-affiliates of the Company.

Analysis

Rule 415(a)(1)(i) provides that securities may be registered on a delayed or continuous basis provided that the securities “are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Under Rule 415(a)(1)(i), an issuer may register securities to be sold in a secondary offering on a delayed or continuous basis. If an offering is deemed to be a primary offering by or on behalf of the registrant, Rule 415(a)(4) provides that in the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within Rule 415(a)(1)(x). Rule 415(a)(1)(x) is only available if the registrant is eligible to use Form S-3 to register a primary offering. The Company is not eligible to use Form S-3 to register a primary offering because it does not meet the requirement to have a public float of $75 million or more. If the offering contemplated by the Registration Statement is recharacterized as a primary offering by or on behalf of the Company, the offering would have to be made on a fixed-price basis (and not on a delayed or continuous basis), which would have a highly detrimental impact on the ability of the selling stockholders to sell their Shares, and the selling stockholders would be deemed to be “underwriters” with respect to the Shares. Therefore, a detailed review of all of the facts and circumstances is warranted.

In Compliance and Disclosure Interpretation, Securities Act Rules, Interpretation 612.09 (“CDI 612.09”), the Staff acknowledged that: “[i]t is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer.” In CDI 612.19, the Staff acknowledged that the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual question and that consideration should be given to “how long the selling

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shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

After consideration of all of the factors listed in CDI 612.09, which are discussed in detail below in the context of the Registration Statement, it is the Company’s view that the proposed offering is a valid secondary offering and is eligible to be made under Rule 415(a)(1)(i) under the Securities Act as contemplated by the Registration Statement.

How Long the Selling Stockholders Have Held the Shares

The 1,875,000 Founder Shares were acquired from the Company in October 2011, and the 10,000 Baldwin Shares were acquired from the Company in February 2012. The Sponsor Warrants to purchase 2,083,334 shares and the Baldwin Warrants to purchase 5,000 shares were acquired from the Company in February 2012. Thus, 3,978,334 of the Shares included in the Registration Statement were issued or are issuable upon exercise of securities acquired from the Company more than one year before the date of this letter. 1,885,000 of these Shares remain subject to the lock-up described above under “Background–Lock-Up Restrictions.”

The Merger Shares and the Private Placement Shares are subject to a lock-up that restricts the transfer of those Shares until November 17, 2013 (180 days following the Closing Date), subject to early release based on the trading price of the Common Stock commencing 90 days following the Closing Date or a waiver with the consent of the Audit Committee. Even if such contractual lock-up restrictions were waived by the Audit Committee, 1,250,000 of such shares remain subject to forfeiture if the last sale price of the Common Stock does not equal or exceed $12.50 per share, and 1,250,000 of such shares remain subject to forfeiture if the last sale price of the Common Stock does not equal or exceed $15.00 per share, for 20 days within a 30 day trading period on or prior to May 21, 2018.

The length of time that the selling stockholders have held the Shares is inconsistent with a determination that the proposed offering is a primary offering on behalf of the Company. The lock-up restrictions that govern the Founder Shares, the Baldwin Shares, the Merger Shares and the Private Placement shares demonstrate the Company’s intent when the Shares were issued that those shares would be held for a significant period of time as an investment. Characterizing the selling stockholders as a conduit in the distribution of the Shares on behalf of the Company would be inconsistent with this intent.

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The Circumstances Under Which Selling Stockholders Received the Shares

All of the selling stockholders acquired the Shares being registered for resale or the related warrants (i) in connection with the Business Combination or (ii) prior to or in connection with the Company’s initial public offering (other than Mashburn Enterprises, LLC and Messrs. Stein and Burke, who acquired their Shares from the Sponsor).

The Founder Shares, the Sponsor Warrants, the Baldwin Shares, the Baldwin Warrants and the Private Placement Shares were issued for cash in valid private placements under Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. These private placements constituted primary offerings by the Company. The Merger Shares were issued as part of the consideration to the Former EveryWare stockholders, in exchange for their shares of Former EveryWare stock, in reliance on the exemption contained in Section 4(a)(2) of the Securities Act. All of the selling stockholders acquired their securities for investment and represented to the Company that they were not acquiring their securities with a view to, or for sale in connection with, any distribution of the securities. All of the selling stockholders have held the risk of ownership since the respective dates on which they acquired the securities. Even after the Registration Statement is declared effective, the selling stockholders will continue to bear the risk of ownership thereafter. The registration of the Shares was not a condition precedent to completion of any of the private placements or the Business Combination. As a result, the selling stockholders have borne the risk that the Company would fail or be unable to register the securities. The risks being borne by the selling stockholders are further evidence that the proposed offering is not a primary offering by or on behalf of the Company.

Further, the Merger Shares were not issued in a capital raising transaction by the Company. They were issued to the MCP Funds and the other former stockholders of EveryWare in exchange for their longstanding investment in the business. The shares issued in the Business Combination represent a continuation by these stockholders of this longstanding investment. These facts are inconsistent with a finding that the former EveryWare stockholders are merely a conduit for a primary offering by the Company. As is evidenced by the lock-up agreements described above under “Background–Lock-Up Restrictions,” an extended holding period was contemplated by all of the selling stockholders at the time they made their respective investments. The fact that the selling stockholders were aware that they would be unable to immediately exit their positions with respect to the Shares supports the conclusion that the proposed offering pursuant to the Registration Statement is a valid secondary offering. The selling stockholders acquired the Shares with the view that they would bear the market risk of holding the Shares as an investment, and not with a view to distribution.

The sale by the selling stockholders of their Shares is not analogous to a primary offering by the Company. The selling stockholders have a contractual right to have the Company register the Shares on their behalf, but the Company has no right to receive any of the financial benefits from the sales of the Shares by the selling stockholders. The Company received the full $19.8 million of proceeds of the sale of Founder Shares, the Sponsor Warrants, the Baldwin Shares, the

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Baldwin Warrants and the Private Placement Shares at the respective times of their issuances. The Former EveryWare stockholders received the Merger Shares as bona fide consideration for their shares of Former EveryWare in connection with the Business Combination. The Company did not receive any cash proceeds from the issuance of the Merger Shares. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any financial benefits from the sales of the Shares by the selling stockholders further supports the conclusion that the proposed offering is not a primary offering on behalf of the Company.

The Selling Stockholders’ Relationship to the Issuer

A selling stockholder’s status as a control person alone is not dispositive of a disguised primary offering on behalf of an issuer. In Compliance and Disclosure Interpretation, Securities Act Forms, Question 216.14 (“CDI 216.14”) the Staff acknowledged that an affiliate with a large shareholding may engage in secondary offerings that are not deemed to be by or on behalf of the registrant: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” Compliance and Disclosure Interpretation, Securities Act Rules, Question 212.15 (“CDI 212.51”) similarly provides that affiliates may make secondary offerings under Rule 415(a)(1)(i) under appropriate circumstances: “Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer. Form S-3 does not specifically so state; however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make “secondary” offerings of the issuer’s securities. Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” In Compliance and Disclosure Interpretation, Securities Act Rules, Interpretation 612.12 (“CDI 612.12”), the Staff took the position that even a single affiliate holding as much as 73% of the equity of an issuer may effect a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an alter ego of the issuer. CDI 612.12 states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” The 73% ownership block discussed in CDI 612.12 is greater than the MCP Funds’ ownership of the Company. These interpretative positions support the Company’s view that the Company can register a valid secondary offering of its shares on behalf of a controlling stockholder, unless other facts indicate that the controlling stockholder is acting as a conduit for the issuer.

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The selling stockholders include the MCP Funds and certain current and former directors and executive officers of Former EveryWare. These selling stockholders had no relationship to the Company prior to the Business Combination and became stockholders of the Company as a result of the Business Combination. Following the Business Combination, the MCP Funds collectively own approximately 68.1% of the Company’s outstanding Common Stock. It is important to note that the shares issued to the MCP Funds and the other former stockholders of Former EveryWare represent a continuation of their longstanding investment in the business, and were not issued in exchange for cash in a capital raising transaction in which the former stockholders of Former EveryWare could be deemed to be acting as a conduit in a distribution to the public.

The Sponsor and Spotlight are affiliates of ROIC Acquisition Holdings LP, the Company’s founder, and Mr. Baldwin is the former Chief Executive Officer and is currently the Vice Chairman of the Company. Mashburn Enterprises, LLC is an entity controlled by a former director of the Company, and Messrs. Burke and Stein are former directors of the Company.

The registration rights granted to the selling stockholders under the Registration Rights Agreement are traditional registration rights that were negotiated by the selling stockholders for a variety of business reasons. The registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Certain of the selling stockholders have advised the Company that they sought the ability to have their Shares registered so that they have the flexibility to effectuate a shelf takedown offering expeditiously at such time as they may determine to sell their Shares. The Sponsor, Spotlight and the MCP Funds are each private investment funds whose principals act as fiduciaries for their limited partners and other investors in their funds. The Company understands that these funds wish to have their Shares included in the Registration Statement in order to permit them to sell all or a portion of such Shares if and when they determine such sale is consistent with their investment objectives and to take advantage of market opportunities.

The Amount of Shares Involved

The 21,304,598 Shares being registered for sale by the selling stockholders under the Registration Statement represent approximately 88.3% of the total Common Stock presently outstanding (assuming outstanding shares include shares of Common Stock that will be held by selling stockholders upon exercise of the Sponsor Warrants and the Baldwin Warrants). As discussed above, such shares were not issued at one time but were instead issued in several different transactions to different selling stockholders that are not all affiliated with each other.

The Company understands that the Staff closely reviews transactions in which an issuer seeks to register more than one-third of its public float on behalf of selling stockholders because of heightened concerns that such transactions constitute disguised primary offerings. The

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Company does not believe, however, that the amount of shares being registered alone is determinative of whether an offering is a disguised primary offering or a valid secondary offering. Pursuant to CDI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Other factors discussed in this letter, such as the selling stockholders’ investment intent, the circumstances under which the selling stockholders acquired the Shares, including the fact that the Merger Shares represent a continuation of a longstanding investment in the business and the substantial period of time that certain selling stockholders have held (in some cases over one year), support the characterization of the proposed offering as secondary in nature. The Staff’s interpretative positions set forth in CDI 216.14 and CDI 212.15 described above under “Analysis—The Selling Stockholders’ Relationship to the Issuer” make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a primary offering or a secondary offering.

Whether the Sellers are in the Business of Underwriting Securities

The selling stockholders are not in the business of underwriting securities. The selling stockholders are private investment funds and current and former directors and employees of the Company. At the respective times of the issuances of the Shares, the selling stockholders represented to the Company that they acquired the Shares for their own accounts, for investment, and not with a view to, or for sale in connection with, any distribution of such Shares.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

Based on the foregoing analysis and the facts set forth above, the Company believes that all of the circumstances surrounding the issuances and the proposed registration of the shares for resale support the conclusion that the selling stockholders are not acting as a conduit in a distribution to the public, or as an “underwriter.” The Company believes that the proposed offering is properly characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) and is not a primary offering on behalf of the Company. While the amount of shares registered for resale by the Registration Statement is significant, the Company believes that no one factor is dispositive of the issue, and that the all of the factors must be considered as a whole. In particular,

1. The Founder Shares, the Sponsor Warrants, the Baldwin Shares and the Baldwin Warrants were acquired more than one year before the date of this letter, and the Founder Shares and the Baldwin Shares remain subject to lock-up restrictions that delay the selling stockholders’ ability to dispose of these shares for a substantial period of time following the Business Combination absent a release of the contractual restrictions by the Company’s Audit Committee.

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2. The Merger Shares were acquired in connection with the Business Combination rather than a capital raising transaction and represent a continuation of a longstanding interest in the business and remain subject to lock-up restrictions that delay the selling stockholders’ ability to dispose of these shares for a substantial period of time following the Business Combination absent a release of the contractual restrictions governing such securities.

3. The Shares were acquired for full consideration at the time of their issuance, placing the full risk of the investment on the selling stockholders and with respect to the former stockholders of Former EveryWare, represented a continuation of their investment risk in the business.

4. The Company filed the Registration Statement to comply with the provisions set forth in the Registration Rights Agreement and will receive no financial benefits from the sale of the Shares.

5. The Selling Stockholders are not in the business of underwriting securities.

For all of the foregoing reasons, the Company believes that it should be permitted to proceed with the registration of the Shares as a valid secondary offering under Rule 415(a)(1)(i) as contemplated by the Registration Statement.

Selling Stockholders, page 20

3.	Please identify whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please note that if the securities are being offered by a broker-dealer, you must identify the broker-dealer as an underwriter unless the securities were issued as underwriting compensation. If a selling stockholder is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly. Your statement in the last sentence of the penultimate paragraph on page 27 is insufficient in this regard.

Response:

Based on inquiry of the selling stockholders, none of the selling stockholders are broker-dealers or affiliates of broker-dealers. The Company has revised the disclosure in response to the Staff’s comment. Please see page 21 of the Amendment.

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4.	With respect to the shares to be offered for resale by the Clinton Spotlight Master Fund, L.P. and Mashburn Enterprises, LLC, please disclose the natural person or persons or public company who exercise the sole or shared voting and/or dispositive powers with respect to the shares being registered. Please also revise footnote (3) to clarify, if true, that as the Chief Investment Officer and President of Clinton Group, Inc., Mr. Hall has the sole voting and/or dispositive power with respect to the shares being offered for resale by Clinton Magnolia Master Fund, Ltd. For guidance, please see Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance & Disclosure Interpretations which can be found on our website.

Response:

The Company has revised footnotes (4), (6) and (8) in response to the Staff’s comment. Please see pages 22 and 23 of the Amendment.

Incorporation of Certain Information by Reference, page 41

5.	Please revise this section to incorporate by reference the Form 8-Ks filed on April 2, April 12 and May 20, 2013. Please see General Instructions B.2 of Form 8-K and Item 12(a)(2) of Form S-3. In addition, please revise your statement in the last bullet to clarify that you are incorporating by reference filings made after the date of the initial filing of the registration statement and prior to effectiveness, and subsequent to the date of the prospectus and prior to the termination of the offering. Please see Item 12(b) of Form S-3 and Securities Act Forms Compliance and Disclosure Interpretation 123.05 for more guidance.

Response:

The Company has revised the disclosure in response to the Staff’s comment. Please see page 43 of the Amendment.

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The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163 or Elisabeth M. Martin at (312) 862-3055.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Mr. John K. Sheppard, Chief Executive Officer, EveryWare Global, Inc.

Ms. Kerri Cárdenas Love, Senior Vice President, General Counsel and Secretary, EveryWare Global, Inc.